EXHIBIT 99.1

Correction from Source - Algonquin Power & Utilities Corp. announces dates for 2010 fourth quarter and year end financial results release and conference call

OAKVILLE, ON, Feb. 8 /CNW/ - A correction to the press release disseminated on February 4, 2011 has been issued. The scheduled start time for the 2010 fourth quarter and year end financial results conference call is 9:00 a.m. eastern time. The corrected release reads as follows:

Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2010 fourth quarter and year end financial results the afternoon of Thursday, March 3, 2011. APUC will hold an earnings conference call at 9:00 a.m. eastern time on Friday, March 4, 2011, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, March 4, 2011

Start Time: 9:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3415.

Conference ID#: 4403330

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4403330# from March 4, 2011 until March 18, 2011.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

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For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 17:28e 08-FEB-11